

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2021

John Ho
Chief Executive Officer
Landsea Homes Corp
660 Newport Center Drive,
Suite 300
Newport Beach, CA 92660

   Re: Landsea Homes Corp
    Form S-1
    Filed January 29, 2021
    File No. 333-252569

Dear Mr. Ho:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Stacie Gorman at 202-551-3585 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Real Estate & Construction

cc: Michael E. Flynn, Esq.